Exhibit 99.22

Lemminkäinen Corporation’s unaudited interim financial report for the three-month period ended March 31, 2017

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this document may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

INTERIM REPORT

1 JANUARY–31 MARCH 2017

Lemminkäinen

Lemminkäinen Interim report

1 January — 31 March 2017

January—March 2017 (1—3/2016)

•             Order inflow was EUR 424.3 million (400.5).

•             Order book at the end of the period amounted to EUR 1,566.8 million (1,449.0).

•             Net sales totalled EUR 240.3 million (216.8).

•             Operating profit amounted to EUR -32.9 million (-31.4), or -13.7% (-14.5) of net sales. The operating profit includes a EUR 3.4 million compensation related to the Helsinki Court of Appeal’s decision regarding breach of the Finnish environmental protection law.

•             Profit for the period was EUR -30.4 million (-27.9).

•             Earnings per share were EUR -1.34 (-1.31).

•             Cash flow from operating activities totalled EUR -48.9 million (-18.4).

•             Equity ratio at the end of the review period was 37.3% (36.0) and gearing 47.7% (61.8).

•             Interest-bearing net debt at the end of the review period was EUR 137.6 million (186.6).

Profit guidance for 2017

The profit guidance for 2017 remains intact. Lemminkäinen estimates that its net sales in 2017 will grow from 2016 (EUR 1,682.7 million). Operating profit (IFRS) in 2017 is expected to improve from EUR 45.1 million which reflects the operational performance in 2016.

Key figures, IFRS		1-3/2017	1-3/2016	Change	1-12/2016
Net sales	M€	240.3	216.8	23.5	1,682.7
Paving	M€	42.9	31.9	11.0	648.5
Infra projects	M€	79.6	65.0	14.6	426.2
Building construction, Finland	M€	113.8	113.1	0.7	581.2
Russian operations	M€	9.8	5.8	4.0	54.5
Other operations and Group eliminations	M€	-5.9	0.9	-6.8	-27.7
Operating profit	M€	-32.9	-31.4	-1.5	67.6
Paving	M€	-24.7	-25.4	0.7	20.8
Infra projects	M€	-3.6	-3.4	-0.2	12.5
Building construction, Finland	M€	0.6	-0.8	1.4	17.2
Russian operations	M€	-1.0	-0.6	-0.4	-3.8
Other operations	M€	-4.1	-1.2	-2.9	20.9
Operating margin	%	-13.7	-14.5		4.0
Paving	%	-57.6	-79.4		3.2
Infra projects	%	-4.5	-5.3		2.9
Building construction, Finland	%	0.5	-0.7		3.0
Russian operations	%	-10.5	-10.1		-7.0
Pre-tax profit	M€	-37.1	-35.3	-1.8	49.2
Profit for the period	M€	-30.4	-27.9	-2.5	38.0
Earnings per share for the period, basic		€-1.34	-1.31	-0.03	1.27
Earnings per share for the period, diluted		€-1.34	-1.31	-0.03	1.26
Cash flow from operating activities	M€	-48.9	-18.4	-30.5	131.7

Key figures, IFRS		31 March 2017	31 March 2016	Change 3/17 vs 3/16	31 Dec 2016	Change 3/17 vs 12/16
Order book	M€	1,566.8	1,449.0	117.8	1,265.2	301.6
Operating capital	M€	392.9	450.4	-57.5	388.2	4.7
Balance sheet total	M€	931.0	949.6	-18.6	968.0	-37.0
Interest-bearing net debt	M€	137.6	186.6	-49.0	81.1	56.5
Equity ratio (1)%		37.3	36.0		39.5
Gearing (2)%		47.7	61.8		24.3
Return on capital employed, rolling 12 months	%	11.6	3.6		11.3

(1)                       Equity ratio, if hybrid bonds were treated as debt: 3/2017: 32.8%, 3/2016: 27.7% and 12/2016: 35.4%.

(2)                       Gearing, if hybrid bonds were treated as debt: 3/2017: 68.0%, 3/2016: 110.1% and 12/2016: 38.8%.

President and CEO Casimir Lindholm:

“During the first quarter, our operating profit decreased slightly year-on-year, but operationally our performance improved,” says Casimir Lindholm, President and CEO. “In Paving, operating result improved in Finland and Norway. In Building construction, Finland, operating profit was supported by higher year-on-year volumes in non-residential construction in the Helsinki metropolitan area. In Infra projects, operating profit was on par with the comparison period. In Russian operations, a lower year-on-year number of sold development units weakened the result. Our Group operating profit was, however, burdened with a EUR 3.4 million compensation related to the Helsinki Court of Appeal’s decision regarding breach of the Finnish environmental protection law.”

“Our financial position strengthened year-on-year. Our operating capital decreased from EUR 450 million to EUR 393 million and our interest-bearing net debt declined from EUR 187 million to EUR 138 million. Although our financial position has improved, we will continue to manage our balance sheet and cash flow also going forward.”

“Our order book developed favourably during the first quarter. In Paving, our order book before the season start is on a higher level compared to last year. In addition, Building construction, Finland and Russian operations have strong order books. In Infra projects, order book growth is still needed.”

“The market outlook for our businesses remains positive. Housing sales is solid in Finland and the government and municipalities have confirmed future plans regarding large transportation infrastructure projects. In Sweden and Norway, States continue to invest in infrastructure construction. We have faced challenges in our operations in Sweden, but during the past months we have changed the management in both Paving and Infra projects, and will continue measures to improve local operations. Our focus this year remains on improving our operational efficiency in all operations.”

Market outlook

In Finland, the total volume of construction is expected to grow slightly in 2017. Residential construction overall is estimated to remain at a good level, although investor demand is expected to decline somewhat from the high levels witnessed in 2016. Demand for apartments will still be focused on small units in urban growth centres. Non-residential construction is estimated to remain stable, due to individual major projects and public sector works. Renovation is expected to grow moderately due to increasing urbanisation and public sector works.

Infrastructure construction is expected to grow approximately 2% in 2017. The Government’s decisions regarding transport projects in the General Government Fiscal Plan as well as major cities’ investments in transportation infrastructure improve the outlook for both paving and infra projects. The state’s planned investments in basic road maintenance are expected to keep demand stable for paving in 2017. Demand for infra projects is maintained by complex projects in urban growth centres and industrial investments but the competition is intense.

In Norway and Sweden, infrastructure construction is boosted by multi-year, state-funded traffic infrastructure development programmes. In both countries, infrastructure construction is expected to grow in 2017. Large-scale road and railway projects are ongoing or planned near urban growth centres in Sweden and Norway, which will increase demand for infra projects and paving. In addition, especially Norway is investing in the development and renewal of energy production.

In Denmark, demand for paving is expected to decline as public investments in road infrastructure are decreasing.

In Russia, economic growth is estimated to remain at a low level. The fluctuations in the price of oil are reflected in the currency exchange rate. In negotiated contracting in building construction, price competition is high but the reliability of the builder has become a competitive advantage. Construction and repair projects on major roads are expected to maintain demand for paving.

In the Baltic countries, the volume of infrastructure construction is expected to start growing moderately.

Briefing

A Finnish-language briefing for analysts and the media will be held at 12:00 noon (EET) on Thursday 27 April 2017 at Lemminkäinen’s head office. The street address is Salmisaarenaukio 2, Helsinki, Finland. Lemminkäinen’s President and CEO Casimir Lindholm will present the Financial statements bulletin. The presentation material can be found in Finnish and English at the company’s website, www.lemminkainen.com/investors.

Financial reporting in 2017

In 2017, financial reports are published as follows:

9 February 2017	Financial statements bulletin 2016
Week 9	Annual report 2016
27 April 2017	Interim report 1 Jan — 31 March 2017
27 July 2017	Half year financial report 1 Jan — 30 June 2017
26 October 2017	Interim report 1 Jan — 30 Sep 2017

LEMMINKÄINEN CORPORATION

Corporate Communications

Additional information:

Casimir Lindholm, President and CEO, tel. +358 2071 53304

Ilkka Salonen, CFO, tel. +358 2071 53304

Group performance

Net sales

Net sales by segment		1-3/2017	1-3/2016	Change	1-12/2016
Paving	M€	42.9	31.9	11.0	648.5
Infra projects	M€	79.6	65.0	14.6	426.2
Building construction, Finland	M€	113.8	113.1	0.7	581.2
Russian operations	M€	9.8	5.8	4.0	54.5
Other operations and Group eliminations	M€	-5.9	0.9	-6.8	-27.7
Group, total	M€	240.3	216.8	23.5	1,682.7

January-March 2017 (1-3/2016)

The Group’s net sales totalled EUR 240.3 million (216.8). Split by region was 75% (84) from Finland, 18% (11) from Scandinavia, 4% (3) from Russia and 3% (2) from Baltic countries. Changes in currency exchange rates had a positive impact of EUR 2.9 million compared to the year-earlier period.

In Paving, net sales grew due to higher volumes in the paving operations in Scandinavia and in the mineral aggregates business. In Infra projects, net sales increased due to higher volumes especially in Sweden. In Building construction, Finland, net sales were on par with the comparison period. In Russian operations, net sales grew both in building construction and paving.

Operating profit

Operating profit by segment		1-3/2017	1-3/2016	Change	1-12/2016
Paving	M€	-24.7	-25.4	0.7	20.8
Infra projects	M€	-3.6	-3.4	-0.2	12.5
Building construction, Finland	M€	0.6	-0.8	1.4	17.2
Russian operations	M€	-1.0	-0.6	-0.4	-3.8
Business segments, total	M€	-28.7	-30.1	1.4	46.7
Other operations	M€	-4.1	-1.2	-2.9	20.9
Group, total	M€	-32.9	-31.4	-1.5	67.6

Operating margin by segment		1-3/2017	1-3/2016	1-12/2016
Paving	%	-57.6	-79.4	3.2
Infra projects	%	-4.5	-5.3	2.9
Building construction, Finland	%	0.5	-0.7	3.0
Russian operations	%	-10.5	-10.1	-7.0
Group, total	%	-13.7	-14.5	4.0

January-March 2017 (1-3/2016)

The Group’s operating profit was EUR -32.9 million (-31.4). The operating margin was -13.7% (-14.5). Changes in currency exchange rates had a negative impact of EUR 0.8 million compared to the year-earlier period.

Operating profit improved in Paving and Building construction, Finland. In Paving, performance improved in Finland and Norway where the measures to improve operational efficiency are proceeding as planned. In Building construction, Finland, higher year-on-year volumes in non-residential construction in the Helsinki metropolitan area improved operating profit. In Infra projects, operating profit was on par with the comparison period. In Russian operations, a lower year-on-year number of sold development units weakened the operating profit. At the end of the quarter, the company had 1 unsold completed unit (14) in Russia.

The operating profit for other operations includes a EUR 3.4 million compensation related to the Helsinki Court of Appeal’s decision regarding breach of the Finnish environmental protection law.

Order book

		Order book at the end of the period			Order inflow during the period
Order book and order inflow		31 March 2017	31 March 2016	Change	1-3/2017	1-3/2016	Change
Paving	M€	352.5	294.3	58.2	188.5	145.3	43.2
Infra projects	M€	286.5	353.3	-66.8	46.5	137.3	-90.8
Building construction, Finland	M€	812.0	775.0	37.0	185.4	97.6	87.8
Russian operations	M€	115.8	26.4	89.4	3.9	20.3	-16.4
Group, total	M€	1,566.8	1,449.0	117.8	424.3	400.5	23.8
of which unsold	M€	89.7	109.4	-19.7

At the end of the quarter, the Group’s order book stood at EUR 1,566.8 million (1,449.0). The January-March order inflow amounted to EUR 424.3 million (400.5).

In Paving, order inflow grew year-on-year. In Infra projects, new orders include the construction and foundation reinforcement of the Vermontie south road in Finland. In Building construction, Finland, order inflow includes the startups of four new residential development projects as well as the construction of a school campus in Parkano using the PPP model. In addition, the third partial contract of Finavia’s terminal project was recorded in the order book. Russian operations’ order inflow comprises of new orders for paving.

Balance sheet, financing and cash flow

				Change 3/17		Change 3/17
Balance sheet and financing		31 March 2017	31 March 2016	vs 3/16	31 Dec 2016	vs 12/16
Key figures, balance sheet
Equity ratio (1)%		37.3	36.0		39.5
Gearing (2)%		47.7	61.8		24.3
Return on capital employed, rolling 12 months	%	11.6	3.6		11.3
Capital employed	M€	503.6	590.7	-87.1	546.2	-42.6
Operating capital	M€	392.9	450.4	-57.5	388.2	4.7
Net working capital	M€	188.6	235.8	-47.2	187.8	0.8
Financial position and liquidity
Interest-bearing debt	M€	215.1	289.0	-73.9	212.5	2.6
of which long-term liabilities	M€	119.9	121.3	-1.4	119.6	0.3
of which short-term liabilities	M€	95.2	167.7	-72.5	92.9	2.3
Liquid funds	M€	77.5	102.4	-24.9	131.4	-53.9
Interest-bearing net debt	M€	137.6	186.6	-49.0	81.1	56.5
Available committed credit limits	M€	200.0	185.0	15.0	185.0	15.0
Available overdraft limits	M€	12.5	12.3	0.2	12.4	0.1

(1)                       Equity ratio, if hybrid bonds were treated as debt: 3/2017: 32.8%, 3/2016: 27.7% and 12/2016: 35.4%.

(2)                       Gearing, if hybrid bonds were treated as debt: 3/2017: 68.0%, 3/2016: 110.1% and 12/2016: 38.8%.

On 31 March 2017, the balance sheet total was EUR 931.0 million (949.6), of which shareholders’ equity accounted for EUR 288.5 million (301.7). Shareholders’ equity includes EUR 34.8 million (69.3) hybrid bond. The company is entitled to redeem the remaining nominal amount of EUR 35.2 million hybrid bond earliest in March 2018.

The Group’s operating capital on 31 March 2017 amounted to EUR 392.9 million (450.4). The decrease is mainly due to decline in net working capital. At the end of the quarter, net working capital stood at EUR 188.6 million (235.8). It has been mostly reduced by sale of completed units in Finland.

Interest-bearing debt at the end of the quarter amounted to EUR 215.1 million (289.0) and interest-bearing net debt totalled EUR 137.6 million (186.6). Long-term interest-bearing debt accounted for 56% (42) of the loan portfolio at the end of the period. Liquid funds totalled EUR 77.5 million (102.4). Of the company’s interest-bearing debt, EUR 99.8 million (99.7) comprises bonds, EUR 83.1 million (104.1) borrowings of housing and commercial property companies included in inventory, EUR 31.4 million (32.9) finance lease liabilities and EUR 0.9 million (2.7) other financial liabilities. No commercial papers were outstanding at the end of the quarter (49.6).

In March 2017, Lemminkäinen signed a new EUR 200 million committed revolving credit facility. The facility will mature during the first quarter in 2020 with options for two one year extensions. Simultaneously, the company cancelled its EUR 185 million committed revolving credit facility that would have matured during the first quarter in 2018. At the end of the period, the company had available committed revolving credit facilities worth EUR 200.0 million (185.0) and overdraft limits worth EUR 12.5 million (12.3). Of the loan portfolio, 65% (48) was at a fixed interest rate.

Net finance costs amounted to EUR 4.3 million (3.9) in January–March. The interest expenses of the hybrid bonds are not recorded under finance costs in the income statement; instead, they impact earnings per share and equity.

Cash flow from operating activities amounted to EUR -48.9 million (-18.4) in January–March. Cash flow from operations declined due to changes in net working capital.

The company has successfully strengthened its financial position. The company will continue to manage the balance sheet and cash flow, and its aim is to increase plot investments in growth centres in building construction in Finland.

Business segments

The reporting structure change in 2017

As of 1 January 2017 the Paving segment’s operations in the Baltic countries were transferred to the Infra projects segment.

As of the beginning of 2017, the Paving segment includes paving and mineral aggregates businesses in Finland, Sweden, Norway and Denmark. The Infra projects segment consists of rock engineering and civil engineering in Finland, Sweden and Norway as well as infrastructure construction in the Baltic countries. The reportable business segments remain unchanged: Paving; Infra projects; Building construction, Finland; and Russian operations.

Paving

Operating environment

The state investments in paving remained stable in Finland. In Sweden the market was solid and in Norway state investments increased. In Denmark, price competition remained intense.

Key figures for Paving		1-3/2017	1-3/2016	Change	1-12/2016
Net sales	M€	42.9	31.9	11.0	648.5
Operating profit	M€	-24.7	-25.4	0.7	20.8
% of net sales	%	-57.6	-79.4		3.2
Order inflow	M€	188.5	145.3	43.2	442.1
Order book (1)	M€	352.5	294.3	58.2	193.7
Operating capital (1)	M€	189.6	199.4	-9.8	189.0

(1)                       at the end of the period

January-March 2017 (1-3/2016)

Net sales in January–March totalled EUR 42.9 million (31.9) of which 45% (62) from Finland and 55% (38) from Scandinavia. Net sales grew due to higher volumes in the paving operations in Scandinavia and in the mineral aggregates business. The operating profit was EUR -24.7 million (-25.4). Performance improved in Finland and Norway where the measures to improve operational efficiency are proceeding as planned. Challenges in Sweden continued. New management for paving operations in Sweden was appointed during the first quarter.

The order inflow in January–March amounted to EUR 188.5 million (145.3). At the end of the quarter, the order book stood at EUR 352.5 million (294.3) and operating capital at EUR 189.6 million (199.4).

Infra projects

Operating environment

Urbanisation, industrial investments and investments in energy infrastructure increased demand for complex infrastructure construction. Especially in Sweden and Norway, the market was strong and there are several major projects ongoing or planned. In Finland, construction was supported by infrastructure construction projects in urban growth centres. In the Baltic countries, the market situation was stable.

Key figures for Infra projects		1-3/2017	1-3/2016	Change	1-12/2016
Net sales	M€	79.6	65.0	14.6	426.2
Operating profit	M€	-3.6	-3.4	-0.2	12.5
% of net sales	%	-4.5	-5.3		2.9
Order inflow	M€	46.5	137.3	-90.8	342.2
Order book (1)	M€	286.5	353.3	-66.8	271.6
Operating capital (1)	M€	36.4	20.6	15.8	30.3

(1)                       at the end of the period

January-March 2017 (1-3/2016)

Net sales in January–March totalled EUR 79.6 million (65.0) of which 64% (74) from Finland, 26% (17) from Scandinavia and 10% (9) from the Baltic countries. Net sales increased year-on-year due to higher volumes especially in Sweden. The operating profit was on par with the comparison period, amounting to EUR -3.6 million (-3.4).

The order inflow in January–March amounted to EUR 46.5 million (137.3). New orders include the construction and foundation reinforcement of the Vermontie south road in Finland. At the end of the quarter, the order book stood at EUR 286.5 million (353.3) and operating capital at EUR 36.4 million (20.6). Operating capital grew due to increase in net working capital.

Building construction, Finland

Operating environment

The overall market situation in building construction was stable. Residential production continued to be brisk, still focusing on small apartments in urban growth centres. Investors’ activity has declined, but consumer sales has picked up. Individual major projects and public sector works maintained demand for non-residential construction.

Key figures for Building construction, Finland		1-3/2017	1-3/2016	Change	1-12/2016
Net sales	M€	113.8	113.1	0.7	581.2
Operating profit	M€	0.6	-0.8	1.4	17.2
% of net sales	%	0.5	-0.7		3.0
Order inflow	M€	185.4	97.6	87.8	422.1
Order book (1)	M€	812.0	775.0	37.0	698.2
Operating capital (1)	M€	214.7	254.6	-39.9	215.8

(1)                       at the end of the period

January-March 2017 (1-3/2016)

Net sales in January–March totalled EUR 113.8 million (113.1). Net sales were on par with the comparison period. The operating profit was EUR 0.6 million (-0.8). Operating profit improved in the Helsinki metropolitan area due to higher year-on-year volumes in non-residential construction. Operating profit declined outside the capital region as there were no completed residential development projects during the first quarter. One residential development project was completed during Q1, totalling 65 units (96).

Order inflow in January–March was EUR 185.4 million (97.6) including start-ups of four new residential development projects as well as the construction of a school campus in Parkano using the PPP model. In addition, the third partial contract of Finavia’s terminal project was recorded in the order book. At the end of the quarter, the order book stood at EUR 812.0 million (775.0).

At the end of the quarter, the number of unsold completed units was 166 (253). The operating capital stood at EUR 214.7 million (254.6) at the end of the quarter. Operating capital has been reduced mainly by sale of completed units. Going forward, the company’s aim is to increase plot investments in growth centres.

In 2017, the number of completed residential development units will be higher than in 2016. The majority of these units will be completed during the second half of the year.

Lemminkäinen’s residential production
(development projects and negotiated contracting)		1-3/2017	1-3/2016	Change	1-12/2016
Started	units	271	231	40	1,106
of which development projects	units	227	123	104	871
Completed	units	137	150	-13	1,042
of which development projects	units	65	96	-31	664
Sold	units	354	339	15	1,234
of which development projects	units	310	231	79	1,002
Sales to investors	%	40	39		31
Under construction (1)	units	1,586	1,469	117	1,482
of which unsold (1)	units	365	386	-21	433
Unsold completed (1)	units	166	253	-87	185
Land bank, balance sheet value (1)	M€	97.2	101.2	-4.0	94.0
Started, competitive contracting	units	39	28	11	312

(1)                       at the end of the period

Russian operations

Operating environment

In Russia, economic growth is at a low level. In negotiated contracting in building construction, reliability of the contractor remains a competitive advantage. Construction and repair projects on major roads maintained demand for paving.

Key figures for Russian operations		1-3/2017	1-3/2016	Change	1-12/2016
Net sales	M€	9.8	5.8	4.0	54.5
Operating profit	M€	-1.0	-0.6	-0.4	-3.8
% of net sales	%	-10.5	-10.1		-7.0
Order inflow	M€	3.9	20.3	-16.4	140.9
Order book (1)	M€	115.8	26.4	89.4	101.7
Operating capital (1)	M€	33.8	31.0	2.8	23.7

(1)                       at the end of the period

January-March 2017 (1-3/2016)

Net sales in January–March totalled EUR 9.8 million (5.8). Volumes grew both in building construction and paving. The operating profit was EUR -1.0 million (-0.6). Changes in currency exchange rates had a positive impact of EUR 2.4 million on net sales and a negative impact of EUR 0.2 million on the operating profit.

Operating profit declined in building construction due to a lower year-on-year number of sold development units. During the first quarter, Lemminkäinen sold 1 development unit (37) and at the end of the quarter, the company had 1 unsold completed unit (14). In paving, performance improved due to higher year-on-year volumes.

Order inflow in January–March was EUR 3.9 million (20.3) comprising of new orders for paving. At the end of the quarter, the order book stood at EUR 115.8 million (26.4) and the operating capital at EUR 33.8 million (31.0).

Investments

Gross investments during January—March amounted to EUR 9.2 million (2.1), representing 3.8% (1.0) of the company’s net sales. Investments were mainly replacement investments in Paving and Infra projects.

Personnel

At the end of the quarter, Lemminkäinen employed 4,406 people (3,903), an increase of 503 people year-on-year. More than half of the personnel is employed in Finland. The number of personnel increased the most in Russian operations due to increase of both building construction and paving business volumes. In Infra projects the organisation has been gradually strengthened to support the segment’s growth ambitions. Change in the number of personnel between 31 December 2016 and 31 March 2017 is mainly due to above mentioned growth in Russia. In Paving segment the high season has not yet started and the number of personnel has been on a low level.

				Change 3/17		Change 3/17
Personnel by business segment		31 March 2017	31 March 2016	vs 3/16	31 Dec 2016	vs 12/16
Paving	persons	1,402	1,338	64	1,412	-10
Infra projects	persons	1,225	1,149	76	1,212	13
Building construction, Finland	persons	1,037	967	70	1,048	-11
Russian operations	persons	604	308	296	425	179
Parent company and others	persons	138	141	-3	147	-9
Group, total	persons	4,406	3,903	503	4,244	162

				Change 3/17		Change 3/17
Personnel by country		31 March 2017	31 March 2016	vs 3/16	31 Dec 2016	vs 12/16
Finland	persons	2,237	2,143	94	2,349	-112
Sweden, Norway, Denmark	persons	886	803	83	829	57
Baltic countries	persons	671	635	36	632	39
Russia	persons	604	308	296	425	179
Other countries	persons	8	14	-6	9	-1
Group, total	persons	4,406	3,903	503	4,244	162

Shares and shareholders

The company has one share class. Each share carries one vote at a general meeting of shareholders and entitles an equal right to a dividend. Lemminkäinen’s share capital is EUR 34,042,500 and the total number of shares was 23,219,900 at the end of the review period.

Trading with shares

On 31 March 2017, the market capitalisation of Lemminkäinen’s shares stood at EUR 426.9 million (324.8). The price of Lemminkäinen Corporation’s share on the Nasdaq Helsinki Ltd was EUR 20.40 (13.79) on 1 January 2017 and on 31 March 2017 EUR 18.40 (14.00). In addition to on the Nasdaq Helsinki Ltd, Lemminkäinen’s share is also traded on alternative markets. The total trading volume during January—March was 471,553 shares (425,695), of which alternative markets accounted for 21.2% (0.7). (Source: Fidessa Fragmentation Index, http://fragmentation.fidessa.com).

Shareholders

On 31 March 2017, the company had 4,277 shareholders (4,357). Nominee-registered and non-Finnish shareholders held 14.0% (12.6) of all Lemminkäinen Corporation shares and voting rights. Information on company ownership and division by segment and scale, major shareholders, and management ownership is available on the company’s website, www.lemminkainen.com/Investors/Owners.

Shareholder agreements

The company is not aware of any agreements between shareholders that would have a significant bearing on the use of ownership rights or voting behaviour at general meetings of shareholders.

Flagging notifications

Lemminkäinen did not receive flagging notifications during the first quarter of 2017.

Treasury shares

On 13 March 2017 Lemminkäinen announced a directed share issue of treasury shares related to Lemminkäinen Corporation’s performance share plan for 2013-2015. In this share issue, in total 1,687 shares held by the company were conveyed.

On 31 March 2017, Lemminkäinen held 15,000 of its own shares, which accounted for 0.06% of all shares.

Resolutions of the AGM and administration

On 28 March 2017, Lemminkäinen Corporation’s Annual General Meeting adopted the company’s annual accounts and consolidated financial statements for 2016 and granted the members of the Board of Directors and the President and CEO discharge from liability.

Payment of dividend

The General Meeting resolved, in accordance with the Board of Directors’ proposal, to pay a dividend of EUR 0.66 per share, i.e. EUR 15,325,134.00 in total for the financial year 2016. The dividend was paid on 6 April 2017.

Authorisation to repurchase the company’s own shares

The General Meeting resolved, in accordance with the Board of Directors’ proposal, to authorise the Board of Directors to resolve on the repurchase of the company’s own shares, in one or several instalments, using the unrestricted shareholders’ equity of the company. The authorisation covers a maximum of 2,321,990 own shares, which corresponds to 10 per cent of all the current shares of the company, however taking into account the provisions of the Finnish Limited Liability Companies Act on the maximum amount of own shares in the possession of the company or its subsidiaries.

The Board of Directors may resolve to repurchase shares in another proportion than that of existing shareholdings of the shareholders. The shares shall be purchased in public trading at the prevailing market price. The purchases shall be carried out on Nasdaq Helsinki Ltd in accordance with its rules and regulations.

The authorisation also includes the right of the Board of Directors to resolve on all other terms and conditions of the repurchase of the shares. The authorisation remains effective for a period of 18 months from the resolution of the General Meeting. The previous authorisation granted to the Board of Directors regarding repurchase of own shares expired simultaneously.

Authorisation of the Board of Directors to resolve on a share issue and an issue of special rights

The General Meeting resolved, in accordance with the Board of Directors’ proposal, to authorise the Board of Directors to resolve on a share issue and/or an issue of special rights entitling to shares referred to in Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or several instalments, either against payment or without payment. The number of shares to be issued, including the shares to be received based on special rights, shall not exceed 4,643,980 shares. The maximum number corresponds to 20 per cent of all the current shares of the company. The Board of Directors may resolve to issue either new shares or own shares possibly held by the company.

The authorisation entitles the Board of Directors to resolve on all terms and conditions of the share issue and the issue of special rights entitling to shares, including the right to derogate from the pre-emptive right of the shareholders. The authorisation may be used for the financing or execution of any acquisitions or other business arrangements, to strengthen the balance sheet and financial position of the company or for other purposes as determined by the Board of Directors. The authorisation remains effective for a period of 18 months from the resolution of General Meeting. The previous authorisation regarding a share issue and an issue of special rights expired simultaneously.

Board membership and remuneration

The General Meeting confirmed the number of members of the Board of Directors as eight. Berndt Brunow, Noora Forstén, Finn Johnsson, Juhani Mäkinen, Kristina Pentti-von Walzel, Heikki Räty and Heppu Pentti were re-elected as members of the Board and Harri-Pekka Kaukonen as new member of the Board.

The General Meeting confirmed that a fixed annual fee of EUR 120,000 be paid to the Chairman of the Board, EUR 54,000 to the Vice Chairman of the Board and the Chairman of the Audit Committee and EUR 42,000 to the members of the Board of Directors. In addition, the Board members shall be paid an attendance fee of EUR 500 per Board meeting and the Audit Committee members shall be paid an attendance fee of EUR 500 per Audit Committee meeting.

Members residing abroad are to be paid the attendance fee increased by EUR 1,000. Travel expenses will be reimbursed as invoiced.

Election of the auditor and audit fee

Authorised Public Accountants PricewaterhouseCoopers Oy was re-elected to serve as the company’s auditor. The audit fee will be paid as invoiced and approved by the company.

Constitutive meeting of the Board of Directors

Lemminkäinen Corporation’s Board of Directors held its organising meeting on 28 March 2017. The Board re-elected Berndt Brunow as the Chairman and Juhani Mäkinen as the Vice Chairman of the Board.

The Board of Directors elected from among its members Heikki Räty to serve as the Chairman of the Audit Committee, with Juhani Mäkinen and Kristina Pentti-von Walzel serving as members. Berndt Brunow was elected to serve as the Chairman of the Nomination Committee, with Noora Forstén, Heppu Pentti and Kristina Pentti-von Walzel serving as members. Berndt Brunow was elected to serve as the Chairman of the HR Committee, with Noora Forstén and Heppu Pentti serving as members.

Legal proceedings

Damages related to the asphalt cartel

The situation has not changed after the publication of the financial statements bulletin on 9 February 2017. On 20 October 2016, the Court of Appeal of Helsinki gave its decisions in the legal proceedings concerning the damages related to the asphalt cartel. Regarding the 37 claims against Lemminkäinen, Lemminkäinen and other asphalt industry companies are entitled to receive reimbursements in total approximately EUR 20 million (consisting of capital amount of approximately EUR 14 million less as well as interest and legal expenses of approximately EUR 6 million less than according to the decisions of the District Court).

Of these reimbursements, Lemminkäinen is entitled to receive refunds (based on Lemminkäinen’s own share and those shares of other defendants that Lemminkäinen has paid) in total approximately EUR 19 million consisting of capital as well as interest and legal expenses. Lemminkäinen recorded the reimbursement as income in its fourth-quarter result in 2016. On 31 March 2017, Lemminkäinen had EUR 0.2 million worth of receivables from the claimants.

Lemminkäinen has as such deemed the claims for damages unfounded. Lemminkäinen has requested leave to appeal from the Supreme Court concerning Helsinki Court of Appeal’s decisions regarding those municipalities’ claims, where the claimants’ claims were partly accepted and where Lemminkäinen did not reach a settlement with the claimants after the Helsinki Court of Appeal’s decisions. Lemminkäinen has settled with 17 municipalities. The parties agreed not to request leave to appeal from the Supreme Court concerning the Helsinki Court of Appeal’s decisions.

On 13 January 2017, Lemminkäinen and the State of Finland settled the dispute concerning damages related to the asphalt cartel and both parties withdrew their requests for leave to appeal and appeals from the Supreme Court. Therefore the decision made by the Helsinki Court of Appeal on 20 October 2016 is final between the parties.

Concerning Lemminkäinen, there are still 13 pending requests for leave to appeal submitted by Lemminkäinen as well as 19 requests for leave to appeal submitted by municipalities in the Supreme Court concerning the Helsinki Court of Appeal’s decisions on 20 October 2016 regarding damages related to the asphalt cartel.

In addition, Lemminkäinen has been served summons regarding 21 claims against Lemminkäinen and other asphalt companies for damages. The capital amount of these claims is approximately EUR 26 million. For these claims, Lemminkäinen has made a provision worth EUR 5.2 million based on the Helsinki Court of Appeal’s decisions.

More information can be found on the company’s website

http://www.lemminkainen.com/Lemminkainen/Investors/Lemminkainen-as-an-investment/Asphalt-cartel-issue/.

Quotas related to the use of recycled asphalt

On 11 April 2017, the Helsinki Court of Appeal gave its decision concerning environmental infraction charges.

The Court of Appeal amended the District Court of Tuusula’s liberating decision from June 2015 regarding environmental infraction charges against Lemminkäinen and two of its employees. The decision is related to the quotas for the amount of recycled asphalt used in asphalt mass production, as defined in the environmental permits of the company’s Sammonmäki asphalt plant in Finland. The prosecutor demanded a confiscation of illegal profit of EUR 3.4 million and a corporate fine of at least EUR 120,000 from Lemminkäinen.

As the District Court, the Court of Appeal has viewed that the use of recycled asphalt in asphalt production does not spoil the environment. However, the defendants who were responsible for operating the Sammonmäki asphalt plant had neglected the compliance with the environmental permit as the asphalt plant had used more recycled asphalt than allowed in the environmental permit. Therefore, the two Lemminkäinen employees were sentenced to fines for breaching the environmental protection law.

In addition, Lemminkäinen was sentenced to a confiscation of illegal profit of EUR 3.4 million, which, according to the Court of Appeal, the company saved in its production costs by exceeding its recycled asphalt quotas. Lemminkäinen recorded the debt in its first quarter result. The claim related to the corporate fine was rejected.

Lemminkäinen has as such deemed the claim without foundation. Lemminkäinen will carefully study the decision of the Court of Appeal. After this, the company will decide whether there are grounds for requesting leave to appeal from the Supreme Court.

Risks and uncertainties

Risk management is an essential part of Lemminkäinen’s business operations; it ensures that the most significant strategic, operative, financial and accident risks are identified, analysed, assessed and managed proactively. Risk management aims to ensure the achievement of the Group’s strategic and operational targets with the best possible results, including the continuity of the operations under changing conditions.

Uncertainty in the global economy and financial markets may have a negative effect on Lemminkäinen’s operations, performance, financial position and sources of capital. The company’s business operations are sensitive to new construction cycles in Finland in particular. Lemminkäinen manages these kinds of risks structurally by distributing its business operations throughout Scandinavia, the Baltic countries and Russia.

Change management, successful recruitment and skilled and motivated personnel play a key role in ensuring that operations are in line with the targets set, yield results and comply with business-related laws and regulations and good business practices. The business segments and functions develop their operating models to increase agility, cost efficiency and operational consistency.

The success of the company’s development and business projects is greatly affected by the availability and commitment of competent personnel. In addition, Lemminkäinen’s performance improvement requires active upkeep of management systems, performance management and change management expertise. The company manages these risks by careful planning, supporting supervisory work and providing training as well as by investing in the competence development of current employees and in increasing their work motivation.

In Russia, the weakened economic situation, the exchange rate fluctuations of the rouble and the prolonged political uncertainty or the significant escalation in the sanctions between the EU and Russia could have a negative effect on the company’s business operations. Furthermore, the political culture, legislation, its interpretation and procedures of the authorities in Russia compared to Finland, in addition to the uncertainty of the legal system, administrative procedures and interpretation of law enforcement mechanisms, as well as changes in them, may result in risks. In order to maintain a moderate risk level, the company will not start new development projects in building construction in Russia for the time being.

Legislative and political changes can affect market development and, consequently, the profitability of the company’s business operations. Lemminkäinen continuously monitors and analyses its operating environment, internal processes and operating models as well as invests in the maintenance and implementation of the company’s Code of Conduct and Corporate Governance and provides guidelines and training to its employees.

In the residential and commercial development and construction projects, Lemminkäinen is exposed to sales and price risks due to the full responsibility over the entire project, starting with plot acquisition. The company actively manages and monitors the risk related to the capital tied up in unsold completed apartments and other assets. Lemminkäinen takes market changes and risks into account when assessing whether to start new development and construction projects. The company only starts new housing construction if a sufficient number of units has been reserved in advance. The number of unsold completed apartments is kept to a minimum. Commercial development projects are usually sold to property investors in the early stages of construction, thereby reducing risks.

Lemminkäinen’s financial performance depends on successful permit, contract and project management, which involves risks related to, for instance, project pricing, use of resources, project planning and scheduling, supplier management, cost control, change management as well as handling of claims. In addition, project-related legal proceedings may have a negative effect on the company’s financial performance. Lemminkäinen continually develops its contractual expertise and project management practices during the tender and execution stage. In addition, project tracking systems and steering models are being renewed.

Fluctuations in the price of raw materials may have an impact on financial performance. Lemminkäinen’s biggest single purchased raw material is bitumen, and its price largely depends on the world market price of oil. The company manages the bitumen price risk with contractual terms and derivatives.

Changes in the public demand affect the competitive situation and may cause fluctuations in the income. Changes in weather conditions influence especially the lengths of the Paving segment’s paving and mineral aggregates businesses working seasons, which may have an effect on the company’s profit and its timing.

In its business operations, Lemminkäinen is exposed to impairment risk of tangible and intangible assets and to financial risks, mainly funding, liquidity, foreign exchange rate, interest rate and credit risks. Management of financial risks is based on Lemminkäinen’s treasury policy, which defines the operating principles and division of responsibility in financial risk management and funding activities. External events may also negatively impact the availability of funding, its costs and/or repayment plans. The company seeks to ensure the availability of funding, optimise the use of liquid assets in funding its business operations and to minimise interest and other finance costs. Lemminkäinen protects itself from currency exchange risks primarily through operative means. If necessary, transaction risks are hedged with the aid of foreign currency loans and currency derivatives. In 2016, approximately 25 per cent of the company’s net sales were generated in currencies other than the euro, the major currencies being the Norwegian, Swedish and Danish kronas as well as the Russian rouble. Lemminkäinen does not hedge translation risk. The translation difference of the company’s shareholders’ equity is mainly related to the Russian business operations.

Accidents and damage involving IT systems, personnel security and information security may also pose accident risks for the company. Lemminkäinen manages these by making plans for exceptional circumstances. The implementation of new IT systems also involves risks which the company manages through careful planning and training.

More information about the legal proceedings and related claims can be found in this report under Legal proceedings. A more detailed description of the financial risks is provided in the notes to the annual financial statements.

Market outlook

In Finland, the total volume of construction is expected to grow slightly in 2017. Residential construction overall is estimated to remain at a good level, although investor demand is expected to decline somewhat from the high levels witnessed in 2016. Demand for apartments will still be focused on small units in urban growth centres. Non-residential construction is estimated to remain stable, due to individual major projects and public sector works. Renovation is expected to grow moderately due to increasing urbanisation and public sector works.

Infrastructure construction is expected to grow approximately 2% in 2017. The Government’s decisions regarding transport projects in the General Government Fiscal Plan as well as major cities’ investments in transportation infrastructure improve the outlook for both paving and infra projects. The state’s planned investments in basic road maintenance are expected to keep demand stable for paving in 2017. Demand for infra projects is maintained by complex projects in urban growth centres and industrial investments but the competition is intense.

In Norway and Sweden, infrastructure construction is boosted by multi-year, state-funded traffic infrastructure development programmes. In both countries, infrastructure construction is expected to grow in 2017. Large-scale road and railway projects are ongoing or planned near urban growth centres in Sweden and Norway, which will increase demand for infra projects and paving. In addition, especially Norway is investing in the development and renewal of energy production.

In Denmark, demand for paving is expected to decline as public investments in road infrastructure are decreasing.

In Russia, economic growth is estimated to remain at a low level. The fluctuations in the price of oil are reflected in the currency exchange rate. In negotiated contracting in building construction, price competition is high but the reliability of the builder has become a competitive advantage. Construction and repair projects on major roads are expected to maintain demand for paving.

In the Baltic countries, the volume of infrastructure construction is expected to start growing moderately.

Profit guidance for 2017

The profit guidance for 2017 remains intact. Lemminkäinen estimates that its net sales in 2017 will grow from 2016 (EUR 1,682.7 million). Operating profit (IFRS) in 2017 is expected to improve from EUR 45.1 million which reflects the operational performance in 2016.

Events after the review period

Quotas related to the use of recycled asphalt: The Court of Appeal amended the District Court’s decision on environmental infraction

On 11 April 2017, the Helsinki Court of Appeal gave its decision concerning environmental infraction charges.

The Court of Appeal amended the District Court of Tuusula’s liberating decision from June 2015 regarding environmental infraction charges against Lemminkäinen and two of its employees. The decision is related to the quotas for the amount of recycled asphalt used in asphalt mass production, as defined in the environmental permits of the company’s Sammonmäki asphalt plant in Finland. The prosecutor demanded a confiscation of illegal profit of EUR 3.4 million and a corporate fine of at least EUR 120,000 from Lemminkäinen.

As the District Court, the Court of Appeal has viewed that the use of recycled asphalt in asphalt production does not spoil the environment. However, the defendants who were responsible for operating the Sammonmäki asphalt plant had neglected the compliance with the environmental permit as the asphalt plant had used more recycled asphalt than allowed in the environmental permit. Therefore, the two Lemminkäinen employees were sentenced to fines for breaching the environmental protection law.

In addition, Lemminkäinen was sentenced to a confiscation of illegal profit of EUR 3.4 million, which, according to the Court of Appeal, the company saved in its production costs by exceeding its recycled asphalt quotas. Lemminkäinen recorded the debt in its first quarter result. The claim related to the corporate fine was rejected.

Lemminkäinen has as such deemed the claim without foundation. Lemminkäinen will carefully study the decision of the Court of Appeal. After this, the company will decide whether there are grounds for requesting leave to appeal from the Supreme Court.

Helsinki, 27 April 2017

LEMMINKÄINEN CORPORATION

Board of Directors

Tabulated section of the interim report

Basis of preparation

This interim report has been prepared in accordance with IFRS recognition and measurement principles, although all requirements of IAS 34 - Interim Financial Reporting standard have not been applied. This interim report should be read in conjunction with the annual financial statements for the year ended 31 December 2016. The information contained in the interim report has not been audited.

Deferred tax assets

The company regularly assesses the recoverability of its deferred tax assets, and consistent with the prior period end has recorded the deferred tax asset from tax losses to the amount it considers, based on its profit forecasts, to be utilisable in the future. On 31 March 2017 the company had a deferred tax asset amounting to EUR 35.8 million arising primarily from tax losses in Finland and Norway. The company considers that major part of the previous years’ losses was caused by identified reasons which are unlikely to recur. Major part of the tax losses in Finland arise from the damages ordered by the District Court related to the asphalt cartel in 2013 and therefore the Finnish tax losses expire mainly in 2023. Norwegian tax losses can be carried forward indefinitely.

Estimates

The preparation of these financial statements required management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these financial statements, the significant judgements made by management in applying the company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2016.

Accounting policies

The same IFRS recognition and measurement principles have been applied in the preparation of these financial statements as in the 2016 consolidated financial statements, except for the changes mentioned below.

Operating segments

The company changed its reporting structure on 1 January 2017. As of the beginning of the year, the Paving segment’s operations in the Baltic countries were transferred to the Infra projects segment.

The reportable operating segments remain unchanged: Paving; Infra projects; Building construction, Finland; and Russian operations. The comparative figures have been changed only in the Paving and Infra projects operating segments. The Group parent company, and other operations and assets unallocated to the segments are reported as part of the Group’s other operations.

New standards, interpretations and annual improvements and amendments to IFRSs applied by the company in 2017

There are no IFRSs, IFRIC interpretations, annual improvements or amendments to IFRSs which became effective as of 1 January 2017. Amendments to IAS 12 and 7 standards are still in the endorsement process of the EU. Nevertheless, these two amendments do not have a material impact on the company’s consolidated financial statements.

Standards, interpretations, annual improvements and amendments to IFRSs applied by the company after 2017

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2017, and have not been applied in preparing these financial statements.

The company has described in its 2016 annual consolidated financial statements the estimated impacts of IFRS 15, 16 and 9.

There are no other IFRSs, IFRIC interpretations, annual improvements or amendments to IFRSs that are not yet effective that would be expected to have a material impact on the company’s consolidated financial statements.

Financial statements and notes

1) Consolidated income statement

2) Consolidated statement of comprehensive income

3) Consolidated statement of financial position

4) Consolidated cash flow statement

5) Consolidated statement of changes in equity

6) Seasonality of business

7) Consolidated income statement, quarterly

8) Segment information

9) Financial and share-specific indicators

10) Fair values of financial instruments

11) Guarantees and commitments

12) Contingent assets and liabilities

13) Events after the reporting period

1) CONSOLIDATED INCOME STATEMENT

	1-3/	1-3/	1-12/
EUR mill.	2017	2016	2016
Net sales	240.3	216.8	1,682.7

Other operating income	2.3	1.4	43.6
Change in inventories of finished goods and work in progress	16.8	-5.2	-31.2
Production for own use	0.1	0.0	0.1
Use of materials and services	200.9	158.0	1,158.9
Employee benefit expenses	57.1	51.3	303.1
Depreciation and amortisation	4.1	4.2	34.3
Impairment			0.2
Other operating expenses	29.6	30.0	132.6
Share of the profit of associates and joint ventures	-0.7	-0.9	1.5

Operating profit	-32.9	-31.4	67.6

Finance income	0.1	0,0	0.8
Finance costs	4.4	3.9	19.2

Profit before taxes	-37.1	-35.3	49.2

Income taxes	6.7	7.3	-11.2

Profit for the accounting period	-30.4	-27.9	38.0

Profit for the accounting period attributable to
Equity holders of the parent company	-30.4	-27.9	38.0
Non-controlling interests	0.0	0.0	0.0

Basic earnings per share attributable to equity holders of the parent company, euros

From profit for the accounting period	-1.34	-1.31	1.27

Diluted earnings per share attributable to equity holders of the parent company, euros

From profit for the accounting period	-1.34	-1.31	1.26

2) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	1-3/	1-3/	1-12/
EUR mill.	2017	2016	2016
Profit for the accounting period	-30.4	-27.9	38.0

Items that will not be reclassified to profit or loss
Pension obligations		0.0	0.4

Items that may be reclassified subsequently to profit or loss
Translation difference	1.7	1.8	7.3

Other comprehensive income, total	1.7	1.8	7.7

Comprehensive income for the accounting period	-28.7	-26.1	45.7

Comprehensive income for the accounting period attributable to
Equity holders of the parent company	-28.7	-26.1	45.7
Non-controlling interests	0.0	0.0	0.0

3) CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EUR mill.	3/2017	3/2016	12/2016
ASSETS

Non-current assets
Property, plant and equipment	141.6	148.6	136.6
Goodwill	53.7	53.4	53.9
Other intangible assets	9.1	12.7	10.0
Investments in associates and joint ventures	4.7	3.9	5.4
Available-for-sale financial assets	2.3	2.7	2.3
Deferred tax assets	35.8	43.9	30.7
Other non-current receivables	0.9	0.5	0.9
Total	248.0	265.5	239.6

Current assets
Inventories	387.2	394.9	359.3
Trade and other receivables	217.4	184.0	235.7
Income tax receivables	0.9	2.7	2.0
Cash and cash equivalents	77.5	102.4	131.4
Total	683.0	684.1	728.4

Total assets	931.0	949.6	968.0

EQUITY AND LIABILITIES

Share capital	34.0	34.0	34.0
Share premium account	5.7	5.7	5.7
Invested unrestricted equity fund	91.5	91.4	91.4
Hybrid bonds	34.8	69.3	34.8
Translation differences	-16.9	-24.0	-18.6
Retained earnings	169.7	153.2	148.2
Profit for the period	-30.4	-27.9	38.0
Equity attributable to shareholders of the parent company	288.5	301.7	333.7
Non-controlling interests	0.0	0.0	0.0
Total equity	288.5	301.7	333.7

Non-current liabilities
Interest-bearing liabilities	119.9	121.3	119.6
Deferred tax liabilities	10.2	12.4	12.3
Pension obligations		0.1
Provisions	21.0	28.4	20.4
Other liabilities	0.3	0.5	0.3
Total	151.5	162.7	152.5

Current liabilities
Interest-bearing liabilities	95.2	167.7	92.9
Provisions	12.3	11.9	12.1
Advance payments received	157.9	111.1	122.5
Trade and other payables	225.4	194.3	253.4
Income tax liabilities	0.3	0.2	0.8
Total	491.1	485.2	481.7

Total liabilities	642.5	647.9	634.3

Total equity and liabilities	931.0	949.6	968.0

4) CONSOLIDATED CASH FLOW STATEMENT

	1-3/	1-3/	1-12/
EUR mill.	2017	2016	2016
Profit before taxes	-37.1	-35.3	49.2
Depreciation and impairment	4.1	4.2	34.5
Other adjustments	6.2	3.6	7.9
Cash flows before change in working capital	-26.7	-27.5	91.7
Change in working capital	-13.8	21.2	72.8
Financial items	-7.8	-11.1	-29.6
Direct taxes paid	-0.6	-1.0	-3.2
Cash flow from operating activities	-48.9	-18.4	131.7
Cash flows provided by investing activities	1.9	1.0	13.9
Cash flows used in investing activities	-6.1	-1.7	-11.6
Cash flow from investing activities	-4.2	-0.7	2.3
Change in non-current receivables	0.0	0.0	0.1
Drawings of loans	44.7	80.8	174.5
Repayments of borrowings	-45.6	-44.5	-225.0
Repayments of hybrid bond		-42.9	-77.7
Dividends paid			-2.8
Cash flow from financing activities	-0.9	-6.6	-131.0
Change in cash and cash equivalents	-54.1	-25.6	3.0
Cash and cash equivalents at the beginning of the period	131.4	127.9	127.9
Translation difference of cash and cash equivalents	0.1	0.1	0.4
Cash and cash equivalents at the end of the period	77.5	102.4	131.4

5) CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

A = Share capital

B = Share premium account

C = Invested unrestricted equity fund

D = Hybrid bonds

E = Translation differences

F = Retained earnings

G = Parent company shareholders’ equity

H = Non-controlling interest

I = Total equity

EUR mill.	A	B	C	D	E	F	G	H	I
Equity 1.1.2016	34.0	5.7	91.4	111.6	-25.9	160.6	377.6	0.1	377.6

Profit for the accounting period						-27.9	-27.9	0.0	-27.9
Items that will not be reclassified to profit or loss
Pension obligations						0.0	0.0		0.0
Items that may be reclassified subsequently to profit or loss
Translation differences					1.8		1.8		1.8
Comprehensive income, total					1.8	-27.9	-26.1	0.0	-26.1

Acquisition of shares of non-controlling interest						0.0	0.0	0.0	0.0
Hybrid bonds’ interests and costs						-4.6	-4.6		-4.6
Dividend						-2.8	-2.8		-2.8
Transactions with owners, total						-7.4	-7.4		-7.4

Hybrid bonds				-42.3			-42.3		-42.3

Equity 31.3.2016	34.0	5.7	91.4	69.3	-24.0	125.3	301.7	0.0	301.7

EUR mill.	A	B	C	D	E	F	G	H	I
Equity 1.1.2016	34.0	5.7	91.4	111.6	-25.9	160.6	377.6	0.1	377.6

Profit for the accounting period						38.0	38.0	0.0	38.0
Items that will not be reclassified to profit or loss
Pension obligations						0.4	0.4		0.4
Items that may be reclassified subsequently to profit or loss
Translation differences					7.3		7.3		7.3
Comprehensive income, total					7.3	38.5	45.7	0.0	45.7

Change in non-controlling interest						0.0	0.0	0.0	0.0
Hybrid bonds’ interests and costs						-10.1	-10.1		-10.1
Dividend						-2.8	-2.8		-2.8
Expired undistributed dividends						0.1	0.1		0.1
Transactions with owners, total						-12.8	-12.8	0.0	-12.9

Hybrid bonds				-76.8			-76.8		-76.8

Equity 31.12.2016	34.0	5.7	91.4	34.8	-18.6	186.3	333.7	0.0	333.7

EUR mill.	A	B	C	D	E	F	G	H	I
Equity 1.1.2017	34.0	5.7	91.4	34.8	-18.6	186.3	333.7	0.0	333.7

Profit for the accounting period						-30.4	-30.4	0.0	-30.4
Items that will not be reclassified to profit or loss
Pension obligations
Items that may be reclassified subsequently to profit or loss
Translation differences					1.7		1.7		1.7
Comprehensive income, total					1.7	30.4	-28.7	0.0	-28.7

Hybrid bonds’ interests						-1.2	-1.2		-1.2
Dividend						-15.3	-15.3		-15.3
Share-based incentives			0.0				0.0		0.0
Transactions with owners, total			0.0			-16.5	-16.5		-16.5

Equity 31.3.2017	34.0	5.7	91.5	34.8	-16.9	139.3	288.5	0.0	288.5

6) SEASONALITY OF BUSINESS

Seasonality of certain operations of the company affects the company’s profit and its timing. Weather conditions influence the lengths of the Paving segment’s paving and mineral aggregates businesses working seasons, which affects the company’s profit and its timing. The working seasons of these businesses and consequently their profits take place mostly in the second and third quarters. In addition, there may be some seasonality in the Infra projects segment’s foundation engineering business due to the timing of building construction projects.

Revenue from residential and non-residential development projects is recognised, for the sold proportion, on completion which causes seasonal fluctuations to the company’s profit. The company seeks to balance this fluctuation by launching new developed projects evenly throughout the year in which case the projects will be completed and revenue from them is recognised as evenly as possible throughout the year.

7) CONSOLIDATED INCOME STATEMENT, QUARTERLY

	1-3/	10-12/	7-9/	4-6/	1-3/
EUR mill.	2017	2016	2016	2016	2016
Net sales	240.3	477.3	531.6	457.1	216.8

Other operating income	2.3	36.6	1.7	3.9	1.4
Change in inventories of finished goods and work in progress	16.8	-21.2	0.5	-5.3	-5.2
Production for own use	0.1	0.0	0.0	0.0	0.0
Use of materials and services	200.9	321.0	362.0	317.9	158.0
Employee benefit expenses	57.1	85.4	87.4	78.9	51.3
Depreciation and amortisation	4.1	9.4	11.5	9.2	4.2
Impairment		0.2
Other operating expenses	29.6	42.7	31.3	28.7	30.0
Share of the profit of associates and joint ventures	-0.7	1.0	1.2	0.1	-0.9

Operating profit	-32.9	35.0	42.8	21.2	-31.4

Finance income	0.1	0.5	0.1	0.2	0,0
Finance costs	4.4	5.3	5.0	4.9	3.9

Profit before taxes	-37.1	30.2	37.9	16.4	-35.3

Income taxes	6.7	-7.3	-7.1	-4.1	7.3

Profit for the accounting period	-30.4	22.9	30.7	12.3	-27.9

Profit for the accounting period attributable to

Equity holders of the parent company	-30.4	22.9	30.7	12.3	-27.9
Non-controlling interests	0.0	0.0	0.0	0.0	0.0

Basic earnings per share attributable to equity holders of the parent company, euros
From profit for the accounting period	-1.34	0.83	1.27	0.48	-1.31

Diluted earnings per share attributable to equity holders of the parent company, euros
From profit for the accounting period	-1.34	0.82	1.27	0.48	-1.31

8) SEGMENT INFORMATION

	1-3/	10-12/	7-9/	4-6/	1-3/
EUR mill.	2017	2016	2016	2016	2016
Net sales, Group	240.3	477.3	531.6	457.1	216.8
Paving	42.9	150.1	268.2	198.4	31.9
Infra projects	79.6	117.9	126.7	116.6	65.0
Building construction, Finland	113.8	196.0	131.1	141.0	113.1
Russian operations	9.8	15.2	21.4	12.1	5.8
Other operations	7.6	8.5	6.7	8.0	7.0
Group eliminations	-13.5	-10.4	-22.4	-19.0	-6.1

Depreciation and impairment, Group	4.1	9.6	11.5	9.2	4.2
Paving	1.7	5.2	8.0	6.0	1.4
Infra projects	1.6	1.7	1.9	1.9	1.4
Building construction, Finland	0.0	0.0	0.0	0.0	0.0
Russian operations	0.3	0.3	0.3	0.3	0.1
Other operations	0.6	2.4	1.3	0.9	1.3

Operating profit, Group	-32.9	35.0	42.8	21.2	-31.4
Paving	-24.7	-0.1	30.6	15.6	-25.4
Infra projects	-3.6	4.9	7.3	3.8	-3.4
Building construction, Finland	0.6	10.7	3.5	3.7	-0.8
Russian operations	-1.0	-4.4	1.8	-0.6	-0.6
Other operations	-4.1	23.9	-0.5	-1.3	-1.2

Operating margin, Group, %	-13.7	7.3	8.0	4.6	-14.5
Paving	-57.6	0.0	11.4	7.9	-79.4
Infra projects	-4.5	4.2	5.7	3.2	-5.3
Building construction, Finland	0.5	5.4	2.7	2.6	-0.7
Russian operations	-10.5	-29.2	8.5	-5.3	-10.1

OPERATING CAPITAL

EUR mill.	3/2017	12/2016	9/2016	6/2016	3/2016
Paving	189.6	189.0	194.6	207.4	199.4
Infra projects	36.4	30.3	27.0	27.9	20.6
Building construction, Finland	214.7	215.8	221.1	246.7	254.6
Russian operations	33.8	23.7	31.8	30.7	31.0
Other operations	4.8	15.3	1.6	6.0	9.9
Total	479.2	474.1	476.0	518.8	515.5
Items unallocated to segments	-86.3	-85.9	-81.4	-72.4	-65.1
Group total	392.9	388.2	394.6	446.4	450.4

9) FINANCIAL AND SHARE-SPECIFIC INDICATORS

	3/2017	3/2016	12/2016

Return on equity, rolling 12 months, %	11.4	-0.3	10.7
Return on capital employed, rolling 12 months, %	11.6	3.6	11.3
Operating profit, % of net sales	-13.7	-14.5	4.0
Equity ratio, %	37.3	36.0	39.5
Gearing, %	47.7	61.8	24.3
Interest-bearing net liabilities, EUR mill.	137.6	186.6	81.1
Gross investments, EUR mill.	9.2	2.1	20.8
Order book, EUR mill.	1,566.8	1,449.0	1,265.2
- of which orders outside Finland, EUR mill.	403.8	285.4	289.9
Personnel at the end of the period	4,406	3,903	4,244

Basic earnings per share, EUR	-1.34	-1.31	1.27
Diluted earnings per share, EUR	-1.34	-1.31	1.26
Equity per share, EUR	12.43	13.01	14.38
Dividend per share, EUR			0,66	(1)
Dividend per earnings, %			40.3
Market capitalisation at the end of the period, EUR mill.	426.9	324.8	473.3
Share price at the end of the period, EUR	18.40	14.00	20.40
Share trading (Nasdaq Helsinki), 1,000 shares	318	425	2,674
Number of issued shares, total	23,219,900	23,219,900	23,219,900
Number of treasury shares	15,000	16,687	16,687
Weighted average number of shares outstanding	23,203,419	23,193,101	23,203,213

Diluted weighted average number of shares outstanding	23,203,419	23,193,101	23,305,735

(1) Dividend for the financial year ended 31 December 2016, resolved by Annual General Meeting 28 March 2017

10) FAIR VALUES OF FINANCIAL INSTRUMENTS

A = Financial assets and liabilities recognised at fair value through profit and loss

B = Loans and receivables

C = Available-for-sale financial assets

D = Financial liabilities recognised at amortised cost

					CARRYING	FAIR
EUR mill.	A	B	C	D	AMOUNT	VALUE
31.3.2017
Non-current financial assets
Available-for-sale financial assets			2.3		2.3	2.3
Other non-current receivables (1)		0.5			0.5	0.3
Current financial assets
Trade and other receivables		212.7			212.7	212.7
Derivative assets	1.4				1.4	1.4
Cash and cash equivalents		77.5			77.5	77.5

Financial assets total	1.4	290.6	2.3		294.3	294.1

Non-current financial liabilities
Interest-bearing liabilities				119.9	119.9	128.2
Other non-current liabilities				0.3	0.3	0.3
Current financial liabilities
Interest-bearing liabilities				95.2	95.2	95.2
Trade payables and other financial liabilities (2)				212.7	212.7	212.7
Derivative liabilities	1.4				1.4	1.4

Financial liabilities total	1.4			428.1	429.5	437.8

					CARRYING	FAIR
EUR mill.	A	B	C	D	AMOUNT	VALUE
31.3.2016
Non-current financial assets
Available-for-sale financial assets			2.7		2.7	2.7
Other non-current receivables		0.5			0.5	0.3
Current financial assets
Trade and other receivables		182.3			182.3	182.3
Derivative assets	0.3				0.3	0.3
Cash and cash equivalents		102.4			102.4	102.4

Financial assets total	0.3	285.2	2.7		288.1	287.9

Non-current financial liabilities
Interest-bearing liabilities				121.3	121.3	125.2
Other non-current liabilities				0.5	0.5	0.5

Current financial liabilities
Interest-bearing liabilities				167.7	167.7	167.7
Trade payables and other financial liabilities (2)				180.8	180.8	180.8
Derivative liabilities	5.8				5.8	5.8

Financial liabilities total	5.8			470.2	476.0	479.9

(1) Other non-current receivables do not include assets related to pension obligations.

(2) Trade payables and other financial liabilities do not include statutory obligations or prepayments received, as these are not classified as financial liabilities under IFRS.

For more information on fair value measurement of financial instruments, see Lemminkäinen’s Annual report 2016, Note 21 to the consolidated financial statements.

A fair value hierarchy of financial assets and liabilities recognised at fair value

Financial instruments within Level 1 of the hierarchy are traded in active markets hence prices are obtained directly from the efficient markets.

Fair values of instruments within Level 2 are based on observable market inputs and generally accepted valuation methods.

Fair values within Level 3 are not based on observable market data but on quotations provided by brokers and market valuation reports.

EUR mill.	Level 2	Level 3	Total
31.3.2017
Available-for-sale financial assets
Equity instruments		2.3	2.3

Derivative instruments
Derivative assets	1.4		1.4
Derivative liabilities	1.4		1.4

EUR mill.	Level 2	Level 3	Total
31.3.2016
Available-for-sale financial assets
Equity instruments		2.7	2.7

Derivative instruments
Derivative assets	0.0	0.2	0.3
Derivative liabilities	1.7	4.1	5.8

Level 3 reconciliation statement
Financial assets recognised at fair value through other comprehensive income

EUR mill.
Opening balance 1.1.2017	2.3
Disposals	0.0
Fair values 31.3.2017	2.3

11) CONTINGENT ASSETS AND LIABILITIES

EUR mill.	3/2017	3/2016	12/2016
Collaterals given by companies included in inventory(1)	159.1	171.7	144.4

Pledged assets
On own behalf(2)	3.5	5.1	3.6

Guarantees
On behalf of associates and joint ventures		2.1
On behalf of consortiums and real estate companies	4.0	0.3	0.6
On behalf of others(3)	0.4	6.2	4.6
Total	4.3	8.6	5.2

Minimum lease payments of irrevocable lease contracts
One year or less	13.8	11.9	12.6
Over one year but no more than five years	31.4	26.9	25.4
Over five years	6.8	7.7	6.6
Total	52.0	46.5	44.7

Purchase commitments of investments	2.5	5.0	2.7

Derivative contracts

Forward foreign exchange contracts
Nominal value	79.5	57.5	58.5
Fair value	0.4	-0.7	-0.5

Interest rate swap contracts
Nominal value	40.0	40.0	40.0
Fair value	-0.6	-1.0	-0.7

Commodity derivatives
Nominal value	12.1	13.1	5.5
Fair value	0.2	-3.9	0.5

(1) Collaterals given by companies included in inventories are for collateral security for their debts.

(2) Includes a retrospective adjustment to comparison period 3/2016.

(3) The guarantees have been granted on behalf of the building construction business in Sweden (Rekab Entreprenad AB) which was divested on 1 September 2015. The acquiring parties have set a counter-commitment for part of these guarantees.

The fair value of derivative instruments is the gain or loss arising from the settlement of the contract at the market price prevailing on the reporting date.

The situation of damages related to the asphalt cartel has not changed after the publication of the financial statements bulletin on 9 February 2017. On 31 March 2017, Lemminkäinen had EUR 0.2 million worth of receivables from the claimants related to the 20 October 2016 decisions concerning damages related to the asphalt cartel. In addition, Lemminkäinen has been served summons regarding 21 claims against Lemminkäinen and other asphalt companies for damages. The capital amount of these claims is approximately EUR 26 million. For these claims, Lemminkäinen has made a provision worth EUR 5.2 million based on the Helsinki Court of Appeal’s decisions. More information can be found in this report under Legal proceedings.

In its construction business Lemminkäinen uses as a raw material, among other things, ready-mixed concrete. During the year 2016, especially in some infrastructure projects, suspicions have risen that the ready-mixed concrete used in Finland would not entirely fulfill the predetermined quality requirements. As discussed in public in Finland, some suspicions have risen for example during the construction of the concrete deck of the T3 building of Turku University Hospital, where Lemminkäinen is the project management contractor. It is suspected that the ready-mixed concrete would not fulfill the quality requirements, which even has led to demolition of some structures. According to Lemminkäinen, the responsible party for the quality of concrete is the supplier. Thereby Lemminkäinen expects to get compensation regarding the expenses from possible quality deviations.

In addition, the company has other individual legal proceedings related to business operations, the outcome of which is uncertain. The company estimates that these legal proceedings will not have a material impact on the company’s financial position.

13) EVENTS AFTER THE REPORTING PERIOD

On 11 April 2017, the Helsinki Court of Appeal gave its decisions concerning environmental infraction charges. The decision is related to the quotas for the amount of recycled asphalt used in asphalt mass production, as defined in the environmental permits of the company’s Sammonmäki asphalt plant in Finland. Helsinki Court of Appeal sentenced Lemminkäinen to a compensation of EUR 3.4 million regarding breach of the Finnish environmental protection law. Lemminkäinen recorded the expense in its first quarter result. More information can be found in this report under Events after the review period.